Filed by Earle M. Jorgensen Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 and Rule 14D-2(b)

of the Securities Exchange Act of 1934

Subject Company: Earle M. Jorgensen Company

Commission File No. 333-111882

This filing relates to the proposed financial restructuring pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of December 18, 2003, among the Earle M. Jorgensen Company (“EMJ”), Earle M. Jorgensen Holding Company, Inc. (“Holding”) and EMJ Metals LLC, as well as an Exchange Agreement among Holding, EMJ and Kelso Investment Associates IV, L.P. and certain of its affiliates.

The Merger Agreement and Exchange Agreement were filed by EMJ as exhibits to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“Commission”) on January 13, 2004.

Additional Information About the Proposed Financial Restructuring and Where to Find It

EMJ filed a proxy statement/prospectus and other relevant documents with the Commission. Investors and security holders are urged to read carefully the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. These documents will contain information about EMJ and the proposed financial restructuring. A definitive proxy statement/prospectus will be mailed to stockholders of Holding seeking their approval of the merger of Holding with and into EMJ Metals LLC, a wholly-owned subsidiary of EMJ. Stockholders can obtain a free copy of the proxy statement/prospectus and other documents filed with the Commission when available at the Commission’s website at www.sec.gov. Copies of the proxy statement/prospectus can also be obtained for free by requesting them from EMJ at 10650 South Alameda Street, Lynwood, California, 90262, Attention: William S. Johnson, Vice President, Chief Financial Officer and Secretary.

EMJ and Holding and their respective directors, executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from Holding’s stockholders in connection with the financial restructuring. Information about the directors and officers of EMJ and Holding and their ownership of Holding shares is set forth in EMJ’s Annual Report on Form 10-K as filed with the SEC. Additional information is also available in the proxy statement/prospectus filed with the SEC.

Contact

William S. Johnson

Vice President, Chief Financial Officer and Secretary

323-567-1122

News Release

For Immediate Release

EMJ ANNOUNCES FINANCIAL RESTRUCTURING

Lynwood, California—January 14, 2004—The Earle M. Jorgensen Company (“EMJ”) today announced that it has reached an agreement with Earle M. Jorgensen Holding Company, Inc. (“Holding”), the parent company of EMJ, and Holding’s principal securityholders providing for a restructuring of the combined company’s capital structure. The financial restructuring is being effected pursuant to an Agreement and Plan of Merger and Reorganization, dated as of December 18, 2003, among EMJ, Holding and EMJ Metals LLC, a newly-formed wholly-owned subsidiary of EMJ, as well as an Exchange Agreement among Holding, EMJ and Kelso Investment Associates IV, L.P. and certain of its affiliates (“Kelso”). The principal effect of the financial restructuring will be to convert all outstanding debt and equity securities of Holding to common stock of EMJ. Kelso is the holder of Holding’s outstanding Series A Variable Rate Notes and also is Holding’s controlling stockholder.

The transaction will not affect our day-to-day operations, and our customers, suppliers and employees will continue to deal with the Earle M. Jorgensen Company. As a result of the merger and financial restructuring:

•	all of Holding’s outstanding Series A Variable Rate Notes in principal amount of $222.2 million would be exchanged for 40,691,173 newly-issued shares of EMJ’s common stock;

•	each outstanding share of Holding’s Series B Preferred Stock would convert into 188.271 newly-issued shares of EMJ’s common stock;

•	each outstanding share of Holding’s Series A Preferred Stock would convert into 124.840 newly-issued shares of EMJ’s common stock; and

•	each outstanding share of Holding’s common stock would convert into one newly-issued share of EMJ’s common stock.

In addition, as part of the merger and financial restructuring, an aggregate of approximately 2,932,534 shares of EMJ’s common stock would be issued in exchange for outstanding warrants to purchase Holding’s common stock. Options to purchase approximately 2,101,000 shares of Holding’s common stock (as of November 30, 2003) and any subsequently issued options would be assumed by EMJ and exercisable for EMJ’s common stock. In connection with the merger, EMJ’s board also authorized a new stock incentive plan providing for options to purchase up to 5,000,000 shares of EMJ common stock. Following the merger and financial restructuring, EMJ will have approximately 68,260,676 shares of its common stock outstanding, not including shares to be issuable upon exercise of options. EMJ filed a registration statement with the Securities and Exchange Commission yesterday relating to the shares of EMJ’s common stock proposed to be issued in the restructuring.

Maurice S. Nelson, Jr., EMJ’s President and Chief Executive Officer stated, “We believe the merger and financial restructuring will be a great development for EMJ and its stockholders. By converting all of our Holding company debt and preferred stock into common stock, we believe the transaction will allow us to build value for our stockholders and focus on growing our business. The transaction will also allow us to provide more meaningful equity incentives to our employees through our stock bonus plan and our stock incentive plan.”

The consummation of the merger and the financial restructuring is subject to various customary conditions, including the approval of various classes of Holding’s stockholders by a majority of the stockholders of such classes other than Kelso and the consent of Holding’s lenders. EMJ anticipates that a meeting of Holding’s stockholders will be held to address the merger late in the first calendar quarter of 2004. There is no assurance that the proposed merger will be approved by the requisite votes of Holding’s stockholders or that the other conditions to completion of the transaction will be satisfied. Thus, there can be no assurance that the merger will be consummated.

EMJ, with headquarters in Lynwood, California, is one of the largest independent distributors of metal products in North America with 36 service and processing centers. EMJ inventories more than 25,000 different bar, tubing, plate, and various other metal products, specializing in cold finished carbon and alloy bars, mechanical tubing, stainless bars and shapes, aluminum bars, shapes and tubes, and hot-rolled carbon and alloy bars.

Forward-Looking Statements

This press release may contain forward-looking statements relating to future financial results and company performance. Actual events may vary materially from the expectations contained herein and are subject to risks, uncertainties and other factors over which we have no control. These factors and additional information relating to risks to which we are subject are included in EMJ’s reports on file with the SEC. In particular, we refer you to EMJ’s proxy statement/prospectus included in EMJ’s Registration Statement on Form S-4 filed with the Commission on January 13, 2004. You should be aware that we do not plan to update these forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

This announcement is not a solicitation of a proxy, an offer to purchase shares of Holding’s capital stock or a solicitation of an offer to sell shares of EMJ’s common stock. EMJ filed yesterday with the Securities and Exchange Commission a proxy statement/prospectus for a special meeting of Holding’s stockholders to vote on the proposed merger. Upon completion of the SEC’s review of the filing, Holding will call a special meeting of its stockholders and will file with the SEC and mail to its stockholders definitive proxy materials. The definitive proxy materials will contain important information regarding the merger, including, among other things, the recommendations with respect to the merger of the Special Committee of Holding’s Board of Directors constituted to address the financial restructuring and other strategic alternatives and of Holding’s Board of Directors. Stockholders are advised to read the definitive proxy materials when made available, including the proxy statement and the merger agreement, before making any decision regarding the proposed merger.

Contact: William S. Johnson, Vice President, Chief Financial Officer and Secretary at: 323-567-1122

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